Mail Stop 3561
                                                December 8, 2005


Martin E. Franklin
Chairman and Chief Executive Officer
Jarden Corporation
555 Theodore Fremd Avenue
Rye, NY 10580

      Re:	Jarden Corporation
      Registration Statement on Form S-3
      Filed November 10, 2005
      File No. 333-129636
      Forms 10-Q for Fiscal Quarters Ended September 30, 2005
 		and June 30, 2005
      File No. 1-13665
      Form 8-K filed July 20, 2005
      File No. 1-13665

Dear Mr. Franklin:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.






Form S-3

Selling Stockholders, page 17
1. We note disclosure indicating all of the selling stockholders received their shares of common stock under the terms of an Agreement and Plan of Merger dated June 28, 2005. We also note disclosure in the Form 8-K filed on July 20, 2005 indicating approximately 6.2 million shares of common stock were issued in connection with the merger agreement, after giving effect to a 3-for-2 stock split. Please revise your disclosure in this section to quantify the total number of shares being offered by selling stockholders and clarify whether this amount is the total number of shares received under the merger agreement. Please also revise the selling stockholder table accordingly.

Form 10-Q for Fiscal Quarter Ended September 30, 2005

Item 4.  Controls and Procedures
2. We note disclosure indicating that there have been no material changes to your internal controls and procedures during the period covered by the quarterly report. We also note the statement that you consider the acquisition of Holmes to be reasonably likely to materially affect your internal control over financial reporting. Please confirm to us, if true, that there were no changes in your internal control over financial reporting that occurred during the quarter that have materially affected your internal control over financial reporting.

Form 10-Q for Fiscal Quarter Ended June 30, 2005

Item 4.  Controls and Procedures
3. We note that your officers have evaluated your internal control over financial reporting to determine whether any changes have occurred during the period covered by the quarterly report that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. Please confirm to us, if true, that there have been no material changes to your internal controls and procedures. In future filings, please include an affirmative statement regarding material changes to your internal controls and procedures.



*	*	*	*	*	*

      As appropriate, please amend your documents in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.


      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Matthew Benson, Staff Attorney, at (202)
551-
3335 or David Mittelman, Legal Branch Chief, at (202) 551-3214 with any questions.

      							Sincerely,



      							H. Christopher Owings
      							Assistant Director


cc:	Robert L. Lawrence, Esq.
	Mitch Hollander, Esq.
	Kane Kessler, P.C.
	Via Fax: (212) 245-3009
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Martin E. Franklin
Jarden Corporation
December 8, 2005
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